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                                                FILED PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION STATEMENT NO. 333-64750
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 7, 2001)

                               THE VIALINK COMPANY
  400 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK, 500,000 SHARES OF COMMON
         STOCK AND WARRANTS TO PURCHASE 2,166,672 SHARES OF COMMON STOCK

          You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 2 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

         We are offering 400 Shares of our Series C Convertible Preferred Stock and Warrants to purchase 1,666,672 shares of our common stock to certain institutional and individual purchasers (collectively "Purchasers") pursuant to this prospectus supplement. This offering represents the second and final closing of the offering initiated on December 28, 2001. The Series C Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock"), is convertible into our common stock in the manner, and upon the terms, provisions and conditions set forth in the Certificate of Designation of the Preferred Stock. Shares of our common stock offered to the Purchasers are issuable upon exercise of Warrants to purchase 1,666,672 shares of our common stock at an exercise price of $0.40 per share. The Series C Convertible Preferred Stock is convertible into common stock based on the market price of our common stock subject to the terms of the Certificate of Designation of the Preferred Stock, however the conversion price cannot exceed $0.40 per share or be less than $0.12 per share. As part of this transaction, an institutional investor exercised warrants issued in December 2001 to purchase 7.5 million shares of our common stock for $375,000, an exercise price of $0.05 per share. The form of our agreements between the Purchasers and us have been filed on our Form 8-K dated January 2, 2002.

         We are offering 500,000 Shares of our common stock to H.C. Wainwright & Co. Inc. and its designees pursuant to this prospectus supplement. The common stock was sold to the Purchasers in exchange for a portion of cash and other fees due for investment banking services provided with this transaction. As further compensation for this transaction, we modified the exercise price of warrants issued in 2001 to purchase 996,067 shares of our common stock from $0.30 per share to an exercise price of $0.001 per share exchange for a portion of cash and other fees due for investment banking services provided. In addition, we paid H.C. Wainwright & Co. Inc. $286,500 in cash for investment banking fees and expenses related to this offering. Additionally, warrants to purchase our common stock are offered to Viewtrade Securities, Inc. and VFinance Investments and their designees in amounts of 100,000 and 400,000 at exercise prices of $0.40 and $0.15 per share, respectively.

         Our common stock is quoted on the Over the Counter Market under the symbol "OTCBB:VLNK." On March 22, 2002, the last reported sales price of our common stock as quoted on the Over the Counter Market was $0.15 per share.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this prospectus supplement is March 25, 2002



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                                TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                                PAGE
General                                                 2
Recent Events                                           2
Plan of Distribution                                    2

                                     GENERAL

         This prospectus supplement is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer up to $30,000,000 of our common stock from time to time in one or more offerings. This prospectus supplement provides specific information about the offering of $4,000,000 of our Series C Convertible Preferred Stock and common stock under the shelf registration statement, and updates information provided in the prospectus dated August 7, 2001. You should read both this prospectus supplement and the prospectus carefully.

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.


                                  RECENT EVENTS


         On August 20, 2001 we filed a Current Report on Form 8-K announcing staff and expense reductions. We have recently, among other things, reduced our workforce by approximately 45 percent. On November 30, 2001, we filed a Current Report on Form 8-K announcing our common stock being delisted from the Nasdaq National Market. Our Form 8-K's are incorporated by reference in this prospectus.


                              PLAN OF DISTRIBUTION


         The sale of Series C Preferred Stock to the Purchasers is being made on terms negotiated between the Purchasers and us. The common stock may be sold or distributed at any time or from time to time in one or more transactions. The Purchasers will act independently of us in making decisions with respect to the timing, manner and size of each sale and may sell their shares at market prices prevailing at the time of sale, at prices related to the then current market price, in negotiated transactions, or at such other price as they may determine from time to time.



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